Exhibit 99.1
AirMedia’s Chairman and CEO Makes Open Market Purchases of $1,063,293 in the Company’s Publicly Traded American Depositary Shares
Beijing, China — June 9, 2011 — AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that its chairman and chief executive officer, Herman Guo, has made purchases of US$1,063,293 of the Company’s American Depositary Shares (ADSs) from the public market during the period from May 26 to June 8. The purchases were made under the account of Mr. Guo’s wife.
Mr. Guo, who is the founder and largest shareholder of AirMedia, purchased a total of 299,524 ADSs at an average price of US$3.55 per ADS, with an approximate value of US$1,063,293. Each ADS represents two ordinary shares and is traded on the Nasdaq Global Exchange.
Mr. Guo has also advised the Company that he expects to purchase additional shares from time to time during the next several months. Such purchases would be made by Mr. Guo or his wife, or by investment vehicles that are wholly owned and controlled by Mr. Guo or his wife, in accordance with AirMedia’s internal share trading policy regarding officers and directors.
“Despite recent decreases in automobile advertising spending due to the Japanese earthquake, I believe our business is strong in business fundamentals and financials. Our business development is on track and I have strong confidence in the growth prospects of the Company,” remarked Mr. Guo.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 35 major airports and digital TV screens in 37 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by eight airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.
For more information about AirMedia, please visit http://www.airmedia.net.cn.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoor media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Senior Director of Investor Relations
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn